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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

DEUTSCHE TELEKOM AG
(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☒

        This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

March 8, 2005

Ad Hoc release of Deutsche Telekom in accordance with § 15 WpHG

Deutsche Telekom and T-Online Agree On Exchange Ratio

Deutsche Telekom and T-Online have today reached a definitive agreement regarding the exchange ratio in connection with the planned merger of T-Online International AG into Deutsche Telekom AG. Accordingly, T-Online shareholders will receive 0.52 Deutsche Telekom shares for one T-Online share, i.e. 13 Deutsche Telekom shares for 25 T-Online shares.

The exchange ratio was determined on the basis of the company valuations conducted by Deutsche Telekom and T-Online, with the assistance of KPMG and Warth & Klein, who were mandated by Deutsche Telekom and T-Online, respectively, to support the preparation of the company valuations on the basis of the applicable discounted earnings methodology (Ertragswertverfahren). The equity value (Unternehmenswert), as determined in accordance with the draft of the new version of the valuation standards issued by the Institut der Wirtschaftspruefer in Deutschland e.V. (IDW ES1 neue Fassung), amounts to € 28.31 per share for Deutsche Telekom, and to € 14.71 per share for T-Online.

The equity values of both Deutsche Telekom and T-Online are based on the most recent medium- and long-term business plans, as prepared by Deutsche Telekom's and T-Online's Management Boards, as well as on the audited consolidated group balance sheets for Deutsche Telekom and T-Online as of 31 December 2004. The following table sets forth some of the key valuation parameters and planning assumptions used to establish the equity values of Deutsche Telekom and T-Online.

Overview of Key Assumptions for the Analysis

Key Assumptions	Deutsche Telekom Group	T-Online Group
Annual discount rates used (after typified share holder income tax, before growth rate deduction)	7.57 - 8.55%	9.35 - 9.42%
Risk-free rate before typified shareholder income tax	5.0%	5.0%
Beta factor unlevered	0.72	1.10
Market risk premium after typified shareholder income tax	5.5%	5.5%
Typified shareholder income tax rate	35%	35%
Key figures forecast period 2005-2014E
Sales 2005E/2014E in billion €	61.1/84.8	2.5/10.3
EBITDA 2005E/2014E in billion €	20.8/29.7	0.3/2.4
EBT 2005E/2014E in billion €	7.6/19.7	0.2/2.4
Group net income 2005E/2014E in billion €	4.9/11.5	0.1/1.5
Dividend payout ratio 2005E/2014E	53%/50%	39%/37%
Typified shareholder income tax rate for dividend payments	17.5%	17.5%
Debt to equity ratio used 2005E/2014E	44%/13%	1%/1%
Terminal value assumptions 2015 onwards
EBITDA in billion €	30.5	2.5
EBT in billion €	19.3	2.5
Group net income in billion €	11.2	1.5
Debt to equity ratio	12%	1%
Perpetuity growth rate	2.0%	3.5%

End of Ad hoc Release

The parties expect that the merger agreement will be notarized in the course of today. The merger agreement and the joint merger report of the Management Boards of Deutsche Telekom and of T-Online, including the detailed planning assumptions and company valuations of both Deutsche Telekom and T-Online, will be available online at "www.deutschetelekom.com/mergerdocuments" shortly.

The shareholders of T-Online and, if required, Deutsche Telekom will vote on the merger agreement at the annual general meetings at the end of April 2005. As of the calling of the annual general meetings to vote on the merger, the merger agreement, the joint merger report and the merger audit report of Ebner, Stolz & Partner, the independent court-appointed auditor, as well as other documents as required by law will be available for inspection and copies will be sent to the shareholders of Deutsche Telekom and T-Online upon their request.

Important disclaimer
The calculation of a company valuation on the basis of the discounted earnings methodology (Ertragswertmethode) is a highly complex process and is not necessarily susceptible to partial analysis or summary description. The analyses performed by the management boards with the assistance of KPMG and Warth & Klein are not necessarily indicative of future results or actual values derived in accordance with other valuation methodologies, which may be significantly more or less favorable than those expressed in this ad hoc release. These analyses involved numerous judgments and assumptions with regard to industry performance, general business, economic, competitive, market and financial conditions, many of which are beyond the control of the companies, as well as judgments and assumptions regarding "risk-free rates", "beta factors", "market risk premia" and "typified shareholder income tax rates", "dividend payout rates", "debt to equity ratios" and "terminal values", all of which involved the exercise of discretion on the part of management. Further information regarding the calculation of the company valuations will be provided in the merger report and merger auditor's report described above.

This ad hoc release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. It is important to note that Deutsche Telekom's or T-Online's actual results could differ materially from the results anticipated or projected in any such forward-looking statements, based on a number of important factors. Deutsche Telekom's filings with the U.S. Securities and Exchange Commission contain cautionary statements identifying important factors affecting such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from projections contained in any forward-looking statements made by the company. Neither Deutsche Telekom nor T-Online undertakes any responsibility to update such forward-looking statements in light of future events or developments.

The statements on the company valuations on the basis of the discounted earnings methodology (IDW ES 1 new version) do not constitute a forecast or assumption of the future development of the market prices of shares of Deutsche Telekom or T-Online.

You are advised to also read the U.S. prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. Deutsche Telekom has filed a preliminary prospectus with the Securities and Exchange Commission. You may obtain a free copy of the preliminary prospectus or the final prospectus (when available) and other related documents filed by Deutsche Telekom AG at the Commission's website at www.sec.gov, at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinos. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The preliminary prospectus, the final prospectus (when available) and the other related documents may also be obtained by contacting Deutsche Telekom AG, Attention: Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By:	/s/ ppa. Rolf Ewenz-Sandten Name: Rolf Ewenz-Sandten Title: Vice President

Date: March 8, 2005

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